

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-3561

Mail Stop 3561

June 18, 2009

Dennis J. Simonis
Chief Executive Officer
ML Macadamia Orchards, L.P.
26-238 Hawaii Belt Road
Hilo, HI 96720

> **Re:** **ML Macadamia Orchards, L.P.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed March 30, 2009**
> **File No. 001-09145**

Dear Mr. Simonis:

We have completed our review of your Form 10-K and related correspondence and amendments and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Dennis J. Simonis
        Fax: (808) 969-8123